Exhibit 2.2

IMPLANT SCIENCES CORPORATION

SECURED PROMISSORY NOTE

$1,650,000	March 9, 2005

FOR VALUE RECEIVED, by IMPLANT SCIENCES CORPORATION, a Massachusetts corporation (“Borrower”), hereby promises to pay to the order to MAJID GHAFGHAICHI,  an individual, and VAHE SARKISSIAN,  an individual, (each a “Holder” and collectively, the “Holders”), in lawful money of the United States of America and in immediately available funds, the aggregate principal sum of One Million Six Hundred Fifty Thousand Dollars ($1,650,000.00) with simple interest accrued from the date of this Secured Promissory Note (the “Note”) on the unpaid principal at the rate of 5% per annum as follows:

The outstanding principal and accrued interest hereunder shall be due and payable in full on the date which is one hundred twenty (120) days after the date first written above (the “Repayment Date”), provided, however, that at that time $375,000 of such amount shall be held back and placed into escrow pursuant to the terms of a Holdback and Escrow Agreement dated the date hereof (the “Holdback and Escrow Agreement”), to be held pursuant to such agreement for the payment of certain liabilities or misrepresentations which may arise, as further set forth in that certain Stock Purchase Agreement dated the date hereof by and among the Borrower, the Holders and Accurel Systems International Corporation.  Interest shall be calculated on the basis of a 360-day year for the actual number of days elapsed, except as set forth in section 3.1(c) of the Holdback and Escrow Agreement.

This Note may be prepaid at any time without penalty.  All money paid toward the satisfaction of this Note shall be applied first to the payment of interest as required hereunder and then to the retirement of the principal.  Each Holder shall have an equal (i.e. 50%) right to any payments received under this Note.  In the event of prepayment or late payment of the amounts due under this Note, the applicable amount pursuant to Section 1.1 of the Holdback and Escrow Agreement shall be held back and placed into escrow pursuant to the Holdback and Escrow Agreement.

Repayment of the Note will be secured with a lien against all of the equipment of Borrower’s wholly owned subsidiary, Accurel Systems International Corporation (the “Company”), pursuant to the terms of the Note and Security Agreement in substantially similar form as attached as Exhibit A.  The terms of the Note and Security Agreement shall govern in the event of a late payment by the Borrower.

Neither this Note nor any of the rights, interests or obligations hereunder may be assigned in whole or in part by Borrower without the prior written consent of the Holders.  The rights and obligations of the Borrower and the Holders of this Note shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. Any provision of this Note may be amended, waived or modified upon the written consent of Borrower and the Holders.

If action is instituted to collect this Note, Borrower promises to pay all costs and expenses, including, without limitation, reasonable attorneys’ fees and costs, incurred in connection with such action, provided that the Holders prevail in such action.  Borrower hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered, transmitted by confirmed facsimile, or mailed by registered or certified mail, postage prepaid, or by recognized overnight courier or personal delivery at the respective addresses of the parties as set forth hereunder.  Any party hereto may by notice so given change its address for future notice hereunder.  Notice shall conclusively be deemed to have been given when received.

This Note shall be governed by, and construed, enforced and interpreted in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Borrower has caused this Secured Promissory Note to be issued as of the date first written above.

IMPLANT SCIENCES CORPORATION
A MASSACHUSETTS CORPORATION

		By:	/s/ Anthony J. Armini
Anthony J. Armini
Chief Executive Officer

		Address:	107 Audubon Road
Wakefield, MA 01880

Acknowledged and Accepted:
HOLDERS

By:	/s/ Majid Ghafghaichi
Majid Ghafghaichi

Address:	13941 Damon Lane
Saratoga, California 95070

By:	/s/ Vahe Sarkissian
Vahe Sarkissian

Address:	22000 Rolling Hills Road
Saratoga, California 95070